

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2018

James Wilson
Chief Financial Officer
AVON PRODUCTS INC
Building 6, Chiswick Park
London W4 5HR

> **Re: AVON PRODUCTS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-04881**

Dear Mr. Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Note 9 - Income Taxes, page F-26

1.   You disclose that included in the net change in valuation allowance is the release of $25.5 million associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK. With reference to ASC 740-10-30-16 through 25, please tell us how the move of your headquarters supported the release of a portion of your valuation allowance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction